Exhibit 21.1
Subsidiaries of Grubb & Ellis Healthcare REIT II, Inc. as of February 25, 2010
Grubb & Ellis Healthcare REIT II Holdings, L.P. (Delaware)
G&E HC REIT II Highlands Ranch Medical Pavilion, LLC (Delaware)
G&E HC REIT II Lacombe MOB, LLC (Delaware)
G&E HC REIT II Parkway Medical Center, LLC (Delaware)
G&E Healthcare REIT II Sartell MOB, LLC (Delaware)